November 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Austin Wood

Re:                Seaport Global Acquisition II Corp.

Registration Statement on Form S-1

File No. 333-260623

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), B. RILEY SECURITIES, INC., as representative of the several underwriters, hereby joins Seaport Global Acquisition II Corp. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-260623) (the “Registration Statement”) to become effective on November 17, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the 1933 Act, the undersigned advise that approximately 710 copies of the Preliminary Prospectus dated November 10, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The several underwriters are aware of their obligations under and confirm that they are complying with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

Very truly yours,

B. RILEY SECURITIES, INC.

By:	/s/ Jimmy Baker
Name: Jimmy Baker
Title: President